Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 616[illegible]

03 MAY 29 AM 7:21

ANGLO
IRISH
BANK


03022377

20 May 2003

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.


PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Re: Anglo Irish Bank Corporation Plc (File No. 82-3791) 12g3-2 (b) Exemption.


SUPPL

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

R. Murphy

Encl.

dlw 6/6



STOCK EXCHANGE

DATE	ANNOUNCEMENT
24 April 2003	Notice of Interim Results 2003
30 April 2003	Interim Results 2003
13 May 2003	Dealing by Secretary
15 May 2003	Scrip Terms - Interim Dividend 2003

COMPANIES REGISTRATION OFFICE

17 February 2003	Form B5 - Return of Allotments/Companies Capital Duty - 415,000 new ordinary shares
26 February 2003	Form B5 - Return of Allotments/Companies Capital Duty - 94,000 new ordinary shares
7 May 2003	Form B5 - Return of Allotments/Companies Capital Duty - 82,500 new ordinary shares

03 MAY 29 AM 7:21


ANGLO
IRISH
BANK

ANGLO IRISH BANK CORPORATION PLC

INTERIM RESULTS 2003

Anglo Irish Bank Corporation plc wishes to advise that it will announce the Interim Results for the six months ended 31 March 2003 on the morning of Wednesday 30 April 2003. The Results will incorporate information relating to the dividend.

24 April 2003

AVS No. 647635

AVS No: **249693**

ANGLO IRISH BANK

Interim Results for the six months ended 31 March 2003

HIGHLIGHTS

Anglo Irish Bank today (Wednesday 30th April 2003) published its interim statement for the six months ended 31 March 2003.

- Pre-tax profits up 34% to €154.5m
- Attributable profits increased by 36%
- Basic EPS increased 31% to 33.55c
- Lending increased by 19%, excluding the effect of currency movements
- Cost/income ratio of 29.5%
- Interim dividend up 16% to 4.87c per share

Commenting on the interim results, Sean FitzPatrick, Group Chief Executive, said:

"It's been a very strong six months to the end of March and we are confident that we will deliver a strong outcome for the full year, in line with both the targets we have set ourselves and market expectations.

All divisions of the Bank contributed to these strong results and we already have a good pipeline of work in progress for the second half of the year. We've seen significant growth in lending across all our markets over the last six months, while our asset quality still remains excellent – importantly, this growth has been achieved without compromising on our strict lending criteria.

Our clear strategy, lending criteria and centralised business model all give us real competitive advantage in both benign and tougher market conditions. Despite current economic uncertainty, we are confident of continued growth for the full year and in 2004," he concluded.

-ends-

For reference:

Sean FitzPatrick, Group Chief Executive
Willie McAteer, Group Finance Director

Anglo Irish Bank Tel: (01) 616 2000

Trish Morrissey/Orla Benson
Drury Communications

Tel: (01) 260 5000

CHAIRMAN'S STATEMENT

SUMMARY

I am delighted to report to you on the Bank's excellent performance for the six months ended 31 March 2003. These are record results for the Bank and point towards a strong outcome for the full year to September 2003. Financial highlights for the period include:

- Pre-tax profits increased by 34% to €154.5m
- Attributable profits increased by 36% to €108.6m
- Basic EPS increased by 31% to 33.55c
- Lending increased by 19% excluding the effect of currency movements and asset quality continues to be excellent
- Cost/income ratio stands at 29.5%

DIVIDEND

The Board has declared an interim dividend of 4.87c per share, an increase of 16% on the interim dividend in 2002 and an increase of 35% over that paid in 2001. This will be posted on 15 July 2003 to shareholders on the Bank's register as at the close of business on 9 May 2003. Withholding tax may apply on the dividend, depending on the tax status of each shareholder. We will again offer shareholders the option of receiving dividends in the form of cash or shares.

It is the Board's intention to continue its progressive dividend policy, which balances dividend growth with profit retention to facilitate the Group's continued expansion.

OPERATIONS

All divisions of the Bank have contributed to the excellent results for the period under review. Your Board is very pleased with the 34% increase in Group pre-tax profits.

Our lending operations grew significantly in the period highlighting the ever-increasing strength of the Bank's franchise in all of our key markets. Net lending at constant currency exchange rates rose by €2.6bn since September 2002, an increase of 19%, with growth in Ireland, the UK, and Boston of 16%, 22% and 33% respectively.

We have achieved significant growth in Ireland which now accounts for 54% of the Group's loan book. Management has been very successful in identifying and securing high quality opportunities throughout the island of Ireland. Continuous reviews of our loan portfolio within our loan assessment procedures have confirmed the quality of our lending.

The Irish economy is expected to remain one of the strongest in Europe benefiting from low interest rates, a favourable demographic profile and a benign fiscal environment. We believe that our strategy in this market will result in significant growth in Ireland in the medium and longer term.

Our performance in the UK has been very pleasing, now accounting for 39% of Group lending. As a relatively small player in the UK market we are less reliant on overall market growth and succeed by taking market share. We have gained considerable experience and built a first class client base over the past two decades and we are confident that we can continue to develop in this manner in the years ahead.

Our business in Boston recorded €248m of net loan growth at constant currency exchange rates since September 2002. Total lending now stands at over €1bn. We are satisfied with this level of growth and the high quality lending we have underwritten in this market.

The Bank's lending criteria and focus together with our centralised business model provide real competitive advantages to us in both benign and tougher market conditions. It enables us to be efficient and discerning in evaluating new opportunities. Most importantly our growth has been achieved without dilution of margins or relaxation of our credit criteria. Asset quality remains, and will remain, the cornerstone of our lending growth strategy.

Growth in lending has been supported by an equally strong performance within Treasury. Total funding has grown by €2.2bn to €19.1bn reflecting the strength of the Bank's reputation internationally and our compelling competitive offering in the deposit marketplace. We further diversified our funding source through the launch of our first floating rate note which raised €500 million. This issue was very well received by a broad spread of European investors.

Fee income from corporate treasury related services in Ireland, the UK and the USA enjoyed significant growth. This will continue to provide an important source of low risk revenue growth and a valuable diversification of our earnings.

Our Wealth Management division is now a significant business with operations in Dublin, Geneva, the Isle of Man and Vienna. Despite a difficult period in global markets the business has performed well with many clients taking advantage of depressed valuations in the equity markets. The business remains an excellent fit within the overall needs of our wide client base and will provide significant growth opportunities in the years ahead.

We continue to maintain our commitment to a strong balance sheet as evidenced by our Total Capital ratio of 11.4%. Supported strongly by investor interest we raised a further Stg£90 million of Tier 1 Capital through a successful supplemental issuance of our Tier One Non-Innovative Capital Security ('TONICS'). Our capital position will continue to be enhanced by strong earnings retentions and will provide sufficient capacity for future planned organic growth.

The period was again underscored by further improvement in our cost income ratio which now stands at 29.5%. This demonstrates the effectiveness of our business model and ensures that new business has an early and visible positive impact on shareholder value.

RISK MANAGEMENT

Our risk management policies and procedures influence all of the Group's activities. Our adherence to these policies and the constant drive within the Bank to ensure that they evolve with both our internal and external environments has been a key ingredient to our consistent high quality growth and to our success.

The implications of the new Basel II accord are due to come into effect during 2006. We have undertaken a number of initiatives to evaluate the likely impact on the Group. I report to you with confidence that the work we have undertaken will ensure compliance at the highest levels.

STRATEGY

The Bank has for many years followed a clear strategy focusing on specific markets and sectors where we can deliver market-leading services to our clients and superior returns to our shareholders. Our strategy remains unchanged.

Lending operations will continue to provide the greater proportion of our revenue but will be supplemented by fee income and earnings from our Treasury and Wealth Management activities. Our funding base is very robust and we are confident that it will continue to grow in line with the needs of the business.

The Bank's strategy continues to be driven by organic growth and does not rely on acquisitions. We will remain proactive in identifying acquisition opportunities but we will continue to assess these opportunities according to our own very strict criteria.

OUTLOOK

We are confident of the Bank's future prospects. Our first half performance places the Bank on course to deliver another strong outturn for the full year.

In addition to the high levels of activity achieved during the period we record lending work in progress at 31 March 2003 of €2.4bn. We know that our key markets are not immune to slowdown in economic activity. Several large economies are experiencing real difficulties and these difficulties can be influenced by the unrest in the Middle East and elsewhere. However, we are efficient and well placed to compete effectively in each of these markets. We are confident that our business model will deliver superior returns to our shareholders for the foreseeable future.

DIRECTORS

During the period we announced the appointment to your Board of Patricia Jamal, a former Managing Director and Senior Executive at Barclays Bank plc, as Non-Executive Director. The Bank will benefit from her acknowledged expertise in risk management and her contribution to all major strategic decisions of the Group.

CONCLUSION

It is with great satisfaction that we announce another period of record results and once again, on behalf of the Board and shareholders, I would like to express our sincere appreciation for the continued achievements of all our staff and management. I look forward to a strong performance by your Bank for the year to September 2003.

Peter Murray
Chairman
29 April 2003

ANGLO IRISH BANK CORPORATION plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT (Unaudited)
For the Six Months Ended 31 March 2003

	6 Months Ended 31 March 2003	6 Months Ended 31 March 2002 (restated)	Year Ended 30 September 2002
	EURm	EURm	EURm
Interest Receivable and Similar Income			
Interest Receivable and Similar Income arising from Debt Securities and other Fixed Income Securities	24.2	20.8	47.1
Other Interest Receivable and Similar Income	515.6	467.9	943.0
Interest Payable and Similar Charges	(342.9)	(325.5)	(643.2)
Net Interest Income	196.9	163.2	346.9
Other Income			
Fees and Commissions Receivable	75.7	58.6	123.3
Fees and Commissions Payable	(6.1)	(5.0)	(11.6)
Dealing Profits	2.7	2.7	3.5
Other Operating Income	4.8	3.5	9.4
Total Income	274.0	223.0	471.5
Operating Expenses			
Administrative Expenses	74.5	63.2	132.9
Depreciation and Goodwill Amortisation	6.3	4.9	11.7
Provisions for Bad and Doubtful Debts - Specific	11.0	5.5	16.3
- General	27.7	34.2	49.3
	119.5	107.8	210.2
Group Profit on Ordinary Activities Before Taxation	154.5	115.2	261.3
Taxation on Profit on Ordinary Activities	(36.9)	(25.8)	(58.5)
Group Profit on Ordinary Activities After Taxation	117.6	89.4	202.8
Minority Interests	(9.0)	(9.7)	(18.8)
Group Profit Attributable to Ordinary Shareholders	108.6	79.7	184.0
Dividends	(15.8)	(13.5)	(40.3)
Group Profit Retained for Period	92.8	66.2	143.7
Scrip Dividends	4.4	5.9	8.4
Group Profit Brought Forward	455.7	303.6	303.6
Group Profit Carried Forward	552.9	375.7	455.7
Basic Earnings Per Share	33.55 c	25.67 c	58.14 c
Diluted Earnings Per Share	32.77 c	25.08 c	56.71 c
Dividends Per Ordinary Share	4.87 c	4.20 c	12.53 c

ANGLO IRISH BANK CORPORATION plc
CONSOLIDATED BALANCE SHEET (Unaudited)
As at 31 March 2003

	31 March 2003	30 September 2002	31 March 2002 (restated)
	EURm	EURm	EURm
Assets			
Loans and Advances to Banks	4,299.5	3,887.8	3,520.2
Loans and Advances to Customers	15,303.0	13,356.5	12,729.1
Securitised Assets	879.6	940.4	492.1
Less: Non-Returnable Proceeds	(847.0)	(903.4)	(472.1)
	32.6	37.0	20.0
Debt Securities	1,380.2	1,456.4	1,170.8
Equity Shares	2.4	2.4	1.5
Own Shares	6.7	6.1	5.9
Intangible Fixed Assets - Goodwill	78.4	61.5	62.9
Tangible Fixed Assets	27.8	28.0	30.8
Other Assets	126.9	94.5	36.7
Deferred Tax	32.1	29.4	24.7
Prepayments and Accrued Income	496.4	379.0	328.2
	21,786.0	19,338.6	17,930.8
Life Assurance Assets Attributable to Policyholders	184.4	79.2	65.4
Total Assets	21,970.4	19,417.8	17,996.2
Liabilities			
Deposits by Banks	3,574.1	3,097.4	4,294.9
Customer Accounts	12,547.2	11,836.1	9,784.7
Debt Securities in Issue	2,972.9	1,919.2	1,800.3
Other Liabilities	58.7	82.3	56.8
Accruals and Deferred Income	450.2	377.9	262.9
Provisions for Liabilities and Charges	4.9	4.9	8.0
	19,608.0	17,317.8	16,207.6
Capital Resources			
Subordinated Liabilities	442.6	467.3	477.5
Perpetual Capital Securities	659.7	564.7	323.1
Equity and Non-Equity Minority Interests	267.5	279.2	294.2
	1,369.8	1,311.2	1,094.8
Called Up Share Capital	104.7	104.1	103.6
Share Premium Account	149.7	148.9	148.2
Other Reserves	0.9	0.9	0.9
Profit and Loss Account	552.9	455.7	375.7
Total Shareholders' Funds (All Equity Interests)	808.2	709.6	628.4
Total Capital Resources	2,178.0	2,020.8	1,723.2
	21,786.0	19,338.6	17,930.8
Life Assurance Liabilities Attributable to Policyholders	184.4	79.2	65.4
Total Liabilities and Capital Resources	21,970.4	19,417.8	17,996.2
Memorandum Items			
Contingent Liabilities			
Guarantees	1,198.0	655.5	536.0
Commitments			
Commitments to Lend	2,364.1	2,530.8	2,188.5

ANGLO IRISH BANK CORPORATION plc

CONSOLIDATED CASH FLOW STATEMENT (Unaudited)
For The Six Months Ended 31 March 2003

	6 Months Ended 31 March 2003	6 Months Ended 31 March 2002	Year Ended 30 September 2002
	EURm	EURm	EURm
Reconciliation of Operating Profit to Net Operating Cash Flows			
Operating Profit	154.5	115.2	261.3
Increase in Accruals and Deferred Income	66.8	45.0	158.0
Increase in Prepayments and Accrued Income	(116.5)	(63.8)	(117.1)
Financing Costs of Subordinated Liabilities	15.1	17.4	33.6
Financing Costs of Perpetual Capital Securities	21.7	13.9	31.4
Interest Earned on Debt Securities and Other Fixed Income Securities	(23.2)	(19.2)	(41.0)
Provisions for Bad and Doubtful Debts	38.7	39.7	65.6
Loans and Advances Written Off Net of Recoveries	(5.6)	(8.5)	(19.4)
Depreciation and Goodwill Amortisation	6.3	4.9	11.7
Profit on Disposal of Tangible Fixed Assets	-	-	(0.1)
Amortisation of Debt Securities and Other Fixed Income Securities	(1.0)	(1.6)	(6.1)
Net Cash Flow from Trading Activities	156.8	143.0	377.9
Net Increase in Deposits	2,241.5	2,036.4	3,009.2
Net Increase in Loans and Advances to Customers	(1,974.3)	(1,805.0)	(2,464.4)
Net Decrease/(Increase) in Loans and Advances to Banks	194.6	(430.8)	(917.8)
Net Increase in Provisions for Liabilities and Charges	-	-	0.1
Net (Decrease)/Increase in Other Liabilities	(13.9)	(0.6)	3.5
Exchange Movements	(80.0)	20.1	(27.6)
Net (Increase)/Decrease in Other Assets	(35.3)	0.4	(60.1)
Net Cash Flow from Operating Activities	489.4	(36.5)	(79.2)
Returns on Investment and Servicing of Finance	(16.4)	(28.0)	(44.1)
Tax Paid	(47.0)	(41.7)	(72.3)
Capital Expenditure and Financial Investment	72.0	(231.5)	(516.0)
Acquisitions and Disposals	(15.6)	-	-
Equity Dividends Paid	(22.5)	(15.0)	(25.8)
Financing	145.9	55.4	320.7
Increase/(Decrease) in Cash	605.8	(297.3)	(416.7)

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No: 971595

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of Secretary

Ronan Murphy

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Group Secretary named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ronan Murphy

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

1. **Shares issued on exercise of option**
2. **Disposal**

7. Number of shares / amount of stock acquired

45,000

8. Percentage of issued class

0.014 %

9. Number of shares/amount of stock disposed

45,000

10. Percentage of issued class

0.014%

11. Class of security

Ordinary €0.32

12. Price per share

1. **IR86p (€1.09)**
2. **€7.25**

13. Date of transaction

1. **13 May 2003**
2. **13 May 2003**

14. Date company informed

1. **13 May 2003**
2. **13 May 2003**

15. Total holding following this notification

32,763

16. Total percentage holding of issued class following this notification

0.010 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Peter Killen, Director

Date of Notification

14 May 2003


ANGLO
IRISH
BANK

ANGLO IRISH BANK CORPORATION PLC

SCRIP TERMS - INTERIM DIVIDEND 2003

The terms for shareholders who elect to accept the proposed Scrip Dividend Offer in respect of the 2003 Interim Dividend are that one new ordinary share will be credited as fully paid for every 185.461011 shares held where Dividend Withholding Tax (DWT) applies and for every 148.368809 shares held where the Withholding Tax does not apply.

The issue price will be €7.225561 per ordinary share to shareholders on the register at the close of business on 9 May 2003 who held the required minimum number of shares.

15 May 2003

AVS No: 869460

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5
(Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office

Stephen Court, 18/21 St Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s)
notes one and two

made on 17/02/2003

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
John Cotter Ardbrack, Riverside, Carrigaline, Co Cork	Ordinary	90,000
William McAteer 4 Auburn Villas, Rathgar, Dublin 6	Ordinary	275,000
John Spillane 8 The Cloisters, North Circular Road, Limerick	Ordinary	50,000

Presenter's Name

Ronan Murphy

Address

Anglo Irish Bank Corporation plc

18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference rm/cj



B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
415,000	Ordinary	0.32	1.09	453,169.53

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 453,169.53

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share
0			

Full details of consideration

Shares allotted under the Share Option Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 14/03/2003

Name *Block letters please*

Ronan Murphy

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 17/02/2003
notes one and two

or made from ______ to ______

E		F	
	Value of assets contributed or to be contributed	Nominal value of shares allotted	
1. Total from Section C	€ 453,169.53		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 453,169.53	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 453,169.53		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 453,169.53

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 4,532.00

Interest for 0 months — € 0.00
note five

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 4,532.00

Euro 12.00 +
€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 4,544.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.


coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s)
notes one and two

made on 26/02/2003

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Neil Adair 53 Fort Road, Ballylesson, Belfast BT8 8LX, Northern Ireland	Ordinary	20,000
John Hayden 24 Frankfort Park, Dundrum, Dublin 14	Ordinary	20,000
Ronnie McCarthy 1 Parc na Silla Lane, Loughlinstown, Co Dublin.	Ordinary	15,000
Walter Tyrrell 6 Eglinton Park, Donnybrook, Dublin 4	Ordinary	9,000
Desmond Whyte Sea Breeze, 4 Red Island, Skerries, Co Dublin.	Ordinary	30,000

Presenter's Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dubln 2

Telephone 01 616 2506

Reference rm/cj


coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
70,000	Ordinary	0.32	1.09	76,438.24
24,000	Ordinary	0.32	2.34	56,160.00

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 132,598.24

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share
0			

Full details of consideration

Shares allotted under the Share Option Scheme

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

Signature: R. Murphy

Director [ ] Company Secretary [✓]

Date 19/3/03

Name *Block letters please*

RONAN MURPHY

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 26/02/2003
notes one and two

or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from Section C	€ 132,598.24
+	
2. Total from Section D	€ 0.00
3. Total 1 + 2 above	€ 132,598.24
4. Expenses *note four*	€ 0.00
5. Total 3 - 4	€ 132,598.24

F

Nominal value of shares allotted

	1. Amount/ Denomination
	2. Conversion Rate
€	3. Amount in €

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 132,598.24

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 1,326.00

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 1,326.00

\+

Euro 12.00
~~€12.70~~ Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 1,338.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.


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This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*
ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office
STEPHEN COURT, 18/21 ST STEPHEN'S GREEN, DUBLIN 2

Note One
The period between the first and last dates should not exceed one month.



Date of allotment(s) *notes one and two* made on 07/05/2003

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Colum Aberthney 82 Stepaside Park, Stepaside, Dublin 18	Ordinary €0.32	5,000
Mary Nolan 146 Dunluce Road, Clontarf, Dublin 3	Ordinary €0.32	7,500
Alec Mitchell 11 Serviden Drive, Bromley, Kent BR1 2UB, UK	Ordinary €0.32	65,000
Neil Murphy 4 Bracken Crescent, North Circular Road, Limerick	Ordinary €0.32	5,000

Presenter's Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc
18/21 St Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference rm/cj



B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
70,000	Ordinary	0.32	1.09	76,438.23
12,500	Ordinary	0.32	2.34	29,250.00

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 105,688.23

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Exercise of Options Granted under the Share Option Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature: [signature]

Date: 19/5/2003.

Name *Block letters please*

RONAN MURPHY


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Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 07/05/2003
notes one and two

or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from Section C	€ 105,688.23
+	
2. Total from Section D	€ 0.00
3. Total 1 + 2 above	€ 105,688.23
4. Expenses *note four*	€ 0.00
5. Total 3 - 4	€ 105,688.23

F

Nominal value of shares allotted

	1. Amount/ Denomination
	2. Conversion Rate
€	3. Amount in €

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 105,688.23

Stamp Duty at € 1.27 per € 127.00 or part thereof	€ 1,057.00
Interest for 0 months *note five*	€ 0.00
Total Due (CCD)	€ 1,057.00
+ Euro 12.00 ~~€12.70~~ Companies Office Registration Fee	
Total Due (CCD + Reg. Fee)	€ 1,069.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.



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